On January 26, 2001, a special meeting of shareholders was held for the purpose of considering a plan of reorganization between the Chase Vista New York Tax Free Income Fund and the Chase Vista Select New York Intermediate Tax Free Income Fund. Prior to the meeting, the Board of Trustees of MFG (Mutual Fund Group) carefully reviewed the proposal and subsequently approved it. The Board also recommended that shareholders also approve the measure. Under the proposal, all of the net assets of the Chase Vista New York Tax
Free Income Fund wouldbe acquired by the Chase Vista Select New York Intermediate Tax Free Income Fund. The transaction would also be structured for tax purposes to qualify as a tax-free reorganization under the Internal Revenue Code. Under the reorganization plan, each shareholder of the Chase Vista New York Tax Free Income Fund would receive shares in the Chase Vista Select New York Intermediate Tax Free Income Fund with a value equal to their holdings in the Chase Vista New York Tax Free Income Fund. The transfer of holdings by class are as follows: holders of "Class A" shares in the Chase Vista New York Tax Free Income Fund would receive "Class A" shares in the Chase Vista Select New York Intermediate Tax Free Income Fund; and holders of "Class B" shares in the Chase Vista New York Tax Free Income Fund would receive "Class B" shares in the Chase Vista Select New York Intermediate Tax Free Income Fund.
On February 16, 2001, Chase Vista Select New York Tax Free Income Fund acquired the net assets of the Chase Vista New York Tax Free Income Fund.